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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Rimage Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  766721-10-4
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)               Page 1 of 6 pages
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-----------------------                                  ---------------------
 CUSIP NO. 776732-10-4                13G                  PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON S.S. or I.R.S.
 1    IDENTIFICATION NO. OF ABOVE PERSON
      First Bank System Inc.
      601 2nd Ave. South
      Minneapolis, MN 55402-4302
      Tax I.D. No.: 41-0255900
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                              *

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                            *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                               *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                            *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                            *
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                            Less than 5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      H.C.

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                             Page 3 of 6 Pages

Item 1

       a.  Name of Issuer:

           Rimage Corporation

       b.  Address of Issuer's Principal Executive Offices:

           Rimage Corporation
           7725 Washington Avenue South
           Minneapolis, Minnesota 55439

Item 2

       a.  Name of Person Filing:

           First Bank System, Inc.

       b.  Address of Person's Filing Principal Executive Offices:

           601 2nd Ave South
           Minneapolis, MN 55402-4302
           United States

       c.  Title of Class of Securities:

           COMMON

       d.  CUSIP Number:

           766721-10-4

Item 3
           The filing this statement is a:
           (g) [x] Parent Holding Company

Item 4
       Ownership:

       a.  Amount beneficially owned:                                        *
       b.  Percentage of Class:                                   Less than 5%
       c.  Number of shares as to which such person has:

           1.  Sole power to vote or direct the vote:                        *
           2.  Shared power to vote or direct vote:                          *
           3.  Sole power to dispose or direct the disposition:              *
           4.  Shared power to dispose or direct the disposition:            *

Item 5
       Ownership of Five Percent or less of Class: (XX)

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                                                             Page 4 of 6 pages


Item 6
               Ownership of More than Five Percent on Behalf of Another Person:

               Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

Item 7.
               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               See Exhibit A

Item 8

               Identification and Classification of Members of the Group:

               Not Applicable

Item 9

               Notice of Dissolution of Group:

               Not Applicable

Item 10
               Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 1996


/s/ Bruce L. Wilson
---------------------
Bruce L. Wilson
Vice President

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                                                                     Page 5 of 6

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purpose of 17 CFR 140.13d-1 (b)(ii)(B).

     First Trust National Association       First Bank National Association
     180 East Fifth Street, Suite 200       601 2nd Avenue South
     St. Paul, Minnesota 55101              Minneapolis, Minnesota 55402
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                                                                     Page 6 of 6

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                            EXHIBIT B - DISCLAIMER

Information on the atached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficiary owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).